Company Oxford Glycosciences PLC
                  TIDM OGS
                  Headline Board Changes
                  Released 16:30 17 Apr 2003
                  Number 1921K






Oxford GlycoSciences plc

17 April 2003

Not for release, publication or distribution in, into or from Australia, Canada or Japan

OXFORD GLYCOSCIENCES PLC ("OGS" OR THE "COMPANY")

BOARD CHANGES

OGS announces that Professor Raymond Dwek, Professor Max Burger and Dr Donald Drakeman have resigned from the Board of the Company and that Peter Allen, John Slater Peter Nicholls, Ian Nicholson, Jonathan Glenn and Andrew Weir have been appointed to the Board as non-executive directors, in each case with effect from 17 April 2003.

Peter Allen is a director of Celltech Group plc ("Celltech"), which made a cash offer for the entire issued ordinary share capital of the Company on 1 March 2003.

These changes to the Board reflect the fact that, following posting of the Celltech Offer Document, Celltech holds a controlling interest in the Company.

In accordance with paragraph 16.4 of the Listing Rules, no further details regarding, Peter Allen, John Slater, Peter Nicholls, Ian Nicholson, Jonathan Glenn and Andrew Weir are required to be disclosed under paragraphs 6.F.2(b) to (g) and 16.4(a).

For further information please contact:

      Oxford GlycoSciences Plc +44 (0) 1235 208 000
      David Ebsworth, Ph.D., Chief Executive Officer

      Goldman Sachs International +44 (0) 20 7774 1000
      Michael Hill
      Basil Geoghegan
      Phil Raper (Corporate Broking)

      Financial Dynamics
      UK Media and Investors +44 (0) 20 7831 3113
      Tim Spratt
      Melanie Toyne-Sewell

      US Media and Investors+1 212 850 5626
      Leslie Wolf-Creutzfeldt
      Deborah Ardern Jones


Shareholders can obtain a free copy of this and any other documents filed with the Securities and Exchange Commission at the SEC's website
(www.sec.gov).

This announcement does not constitute an offer to sell or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.

END